

July 26, 2013

Via E-mail
Laurence A. Tosi
Chief Financial Officer
The Blackstone Group L.P.
345 Park Avenue
New York, NY 10154

> **Re:** **The Blackstone Group L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 001-33551**

Dear Mr. Tosi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 1A. Risk Factors, page 18

We have engaged in large-sized investments, which involve certain…, page 39

1.      We note the recent media articles regarding the size of your investments in rental properties in the United States. In future filings, please expand your risk factor disclosure to discuss and quantify these investments, or tell us why you believe that additional disclosure is unnecessary.

Item 8 – Financial Statements and Supplementary Data

Consolidated Statement of Cash Flows, page 142

2.      We note the supplemental non-cash investing and financing line items titled Conversion
        of Blackstone Holdings Units to Common Units and Acquisition of Ownership Interests
        from Non-Controlling Interest Holders.  Please respond to the following.

        •       Please tell us whether, and if so how, these line items relate to each other.

        •       To the extent the line item Acquisition of Ownership Interests from Non-
                Controlling Interest Holders relates to the tax receivable agreements discussed on
                page 191, please tell us how, and provide us with an illustrative example of how
                the deferred tax asset amount is calculated.

        •       Please consider expanding your disclosures to discuss in more detail what these
                line items represent given the significance of the amounts.

Level III Valuation Techniques, page 150

Private Equity Investments, page 150

3.      We note your disclosure that private equity investments may also be valued at cost for a
        period of time after an acquisition as the best indicator of fair value.  Please respond to
        the following.

        •       Tell us the longest period of time that you would value the private equity
                investment based on cost instead of based on your typical valuation techniques.

        •       Tell us whether you calibrate the methodology/models used on Day 2 for the
                valuation of these investments with the cost paid at acquisition.

        •       Tell us how illiquidity discounts are applied to these investments over time along
                with the factors that drive the size of the illiquidity discounts applied over time.

        •       Tell us the methodology or procedure used to estimate the illiquidity discounts.

Funds of Hedge Funds, page 150

4.      We note your disclosure that in situations where the Partnership determines, based on its
        own due diligence and investment procedures, that NAV per share does not represent fair
        value, you will estimate the fair value in good faith and in a manner that it reasonably
        chooses, in accordance with its valuation policies.  Please respond to the following.

- Tell us the number and dollar value of funds where you have determined that NAV per share does not represent fair value at both December 31, 2012 and 2011.

- Tell us the primary drivers considered in reaching the conclusion that NAV per share does not represent fair value for these funds.

- In future filings, please provide additional disclosure to address the items in the previous bullets.

Level 3 Valuation Process, page 151

5.    In your disclosures you mention the use of exit multiples as inputs in fair value estimates. Please respond to the following.

- Where exit multiples are mentioned in the Level III assumptions table on pages 174-175, please clearly define the type of exit multiple utilized, such as an EBITDA exit multiple, P/E exit multiple, or other.

- Please discuss how the exit multiple input is being used in the fair value estimate.

Note 4 – Acquisitions, Goodwill and Intangible Assets, page 161

6.    We note the pro forma disclosure on page 161 showing what would have been the effect on your results of operations if Harbourmaster was acquired on January 1, 2011. Based on your disclosures, it appears that the effect on 2011 annual results would have been to increase revenues by $726 thousand and to increase the net loss attributable to The Blackstone Group L.P. by $102 million. However, based on similar disclosures contained in your Form 10-Q for the quarterly period ended September 30, 2011, it appears the effect on your results of operations for the nine months ended September 2011 would have been to increase revenues by $19.0 million and to decrease the net loss attributable to The Blackstone Group L.P. by $16.3 million. Thus, please tell us the events occurring in Harbourmaster's fourth quarter of 2011 operations that drove such a significant change in their results of operations. Additionally, please provide more information about the nature of the contractual rights intangible assets acquired, and whether their value was affected by any of the factors driving the substantial loss in Harbourmaster's fourth quarter of 2011 results of operations.

Note 7 - Fair Value Option, page 170

7.    We note that you elected the fair value option to account for your consolidated CLOs. Please revise your future filings to include information required by ASC 825-10-50-30(c) and 30(d).

Compensation Elements for Named Executive Officers, page 215

Participation in Performance Fees, page 216

8.      In future filings, please clarify the following:

- whether the carry or incentive fee pools are funded by a fixed percentage of the total amount of carried interest or incentive fees that you earn, or otherwise;

- whether a realization event is the only condition precedent  for carried interest distributions, or whether there are any other preconditions, such as a positive return on investment; and

- how the cash payments in respect of carried interest or incentive fee allocation are determined for each named executive officer, including what may cause the participation interest for a named executive officer to vary from year to year.

Determination of Incentive Compensation, page 218

9.      We note your disclosure regarding the "key factors" that Mr. Schwarzman and Mr. James considered in determining incentive compensation for named executive officers and that you do not discuss performance or contributions made by named executive officers on an individual basis.  Please expand your disclosure in future filings to explain what elements of each named executive officer's individual performance contributed to the officer's annual cash payment award.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters.  Please contact Celia Soehner at (202) 551-3463 or Laura Crotty at (202) 551-3563 with any other questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant